

PITCH VIDEO INVESTOR PANEL

INVEST IN **MEDCOSHARE INC.**

Co-working space and services for Health and Wellness Professionals

medcoshare.com Philadelphia, PA B2C Brick & Mortar Health & Fitness

Highlights

1. 4 Active Locations in 3 States
2. Grossed over $1M in revenue since launch
3. Services division launched with 20+ clients in less than a year
4. The founders are doctors and successful entrepreneurs with 40+ years of real estate experience.
5. Covered in 10+ local and national business publications.
6. Landlord partnership model allows us to scale faster and with less risk
7. Office sharing addresses a clear unmet need in medical real estate.

Featured Investors

Dr. Jutta Vogt Follow Invested $25,000

"I'm an investor and member of MedCoShare because this was the perfect solution when I was looking to open a practice where I could work part-time. I wasn't looking to tie myself up in a long-term lease."

Uchechukwuka Osadebe M.D.
Syndicate Lead
Follow Invested $50,000

"As a wound care physician, I know how challenging it can be for healthcare providers to grow their practices while staying independent. Medcoshares stood out to me because it's building a platform that truly supports clinicians—not just by offering space, but by creating an ecosystem where providers can collaborate, scale, and focus on what matters most: patient care. I invested because I believe Medcoshares is solving a real, deeply felt problem in healthcare. What excites me most is the growing range of services they're rolling out to support providers—whether it's shared staffing, billing infrastructure, or flexible access to clinical space. The potential here is enormous. As more physicians look for alternatives to hospital employment or traditional practice models, Medcoshares offers a new, empowering path forward. I'm proud to be a part of this journey and confident that this platform is going to change the way providers practice for the better."

Our Team



Ronak Vyas CEO

Ronak is a successful investor, commercial real estate broker, and entrepreneur for 10+ years. Having launched other companies he understands what it takes to go from zero to one with limited resources.

We noticed that independent doctors who need flexibility in their practice can't find a place to see patients. Traditional healthcare leasing is expensive and restrictive, and in desirable markets the available facilities do not meet the needs of solo and small practices.



Anthony Khan COO

Anthony has been a Project Manager for 15+ years serving the pharmaceutical, healthcare, finance, and telecom industries. He co-founded an apartment investment group, and is an asset manager and syndicator for affordable housing projects.



Gregory Goldmacher, MD, PhD, MBA Co-founder

Greg is a physician, scientist, and biopharmaceutical executive with experience in M&A and AI research.



Amit Mundade Co-founder

Amit is a successful real estate developer, flipper, and operator. Prior to entering real estate he was a project engineer in aerospace and real estate technology for 15+ years.

Healthcare Co-working Spaces and Services for Doctors

MEDCOSHARE

MedCoShare

Flexible Coworking Spaces and Services for Healthcare Providers


MEDCOSHARE

MEDCOSHARE

Disclaimer

Investors acknowledge that MedCoShare Inc. or its subsidiaries do not guarantee the investment made. Monetary returns will only be upon the revenue from memberships provided by our members, including health and wellness professionals. The investment offering has not been registered under the Securities Act of 1933, as amended, or any state securities law. It may not be sold or transferred in the absence of registration under such act except pursuant to an exemption from such registration. The following slides show the problem and solution for private practices and how MedCoShare can help solve and monetize the opportunity.

MEDCOSHARE

Problem

Demand

1 in 3 doctors want a more flexible, autonomous practice

"I want an office, but just part-time"

"I want a satellite office, but don't want to invest too much"

"I want my own practice, but don't know how to get started"

Obstacle

Traditional leasing in the $1T medical office market does not allow flexibility; running a practice is hard and unfamiliar

Restrictive leases (5-10 yr contracts)

High risk & Cost upfront ($250K+)

Credentialing, hiring staff, marketing, practice management

MEDCOSHARE

Solution



What

MedCoShare provides flexible, affordable coworking spaces and essential support services for healthcare providers, enabling them to practice their way.

How

Flexible and affordable coworking spaces

Optimal locations, fully furnished, basic utilities and cleaning services included

Inexpensive, Flexible, short-term agreements

Members can see their patients inexpensively, with low risk, use as much space as needed, part-time or full-time

Additional Services to Grow

Additional services inclusive of SEO, office staff, full front and backend website development, ad campaigns, and social media campaigns



MEDCOSHARE

Market Opportunity: TAM = $495B

Potential Clients: Providers in Solo or Small Practices


Estheticians
Cosmetic procedures, medspa, 148,000
Physicians
Primary, specialties 164,000
Total: 704,000 Solo Practitioners
Chiropractic, podiatry, etc. 119,000
Wellness
Nutrition, mental health, massage 273,000

Primary care & specialty physicians: Office visits, minor procedures, satellite offices, practices combining telehealth with in-person care
Non-physician providers: Chiropractors, podiatrists, physical therapists, medical esthetics, alternative medicine, wellness nutrition, psychotherapy & counseling

01 National Medical Real Estate Market worth $1.1T

02 Attainable market of medical office buildings and outpatient facilities worth $460B

03 Practice support services worth >$35B

MEDCOSHARE

Offering Everything a Practice Needs

Clinical Exam Rooms

Flexible schedules, full-time (customizable rooms) & part time; waste removal, utilities, and basic equipment & supplies.

Essential Support Services

Staffing (medical assistants, admins), and practice marketing offered now, others in development (practice management, billing, EHR support, and more)

Additional Practice Management Benefits

Online scheduling, attentive facility management, discounted medical supplies, community of providers with mutual support and referrals

MEDCOSHARE

Growth (2023-2024)

	Annual Revenue	Memberships
June 2023	**$535,974**	**35**
	+45%	+74%
June 2024	**$778,544**	**61**
Retention Rate	**68%**	

Monthly recurring revenue model with high retention rate (32% attrition over 4 years)



MEDCOSHARE

MCS Services: Our Competitive Advantage

MedCoShare's moat: In-house services and partnerships to help practices grow; beneficial to ensuring members stay within the MedCoShare ecosystem and highly profitable for company

- In-house marketing services: SEO, website development and maintenance, content creation and management
- Partnerships: By end of 2024, multiple healthcare specific and lifestyle partnerships to offer discounts to members
- Staffing support: Part-time medical assistants
- Additional support services: EHR support, entity formation, and more

Launched in Feb 2024

Revenue	**$42,707**
Total Clients	**17**
External Clients	**4**



MEDCOSHARE

Proof of Concept

68%+ client retention since inception with multiple clients as investors now



KOP
Houston
Pearland
Fishtown
Philadelphia
Marlton

90+ Lifetime Members across all 4 locations

Philadelphia, PA
- Opened July 2020
- 14 months to break even
- 10 min from Center City

Marlton, NJ
- Opened Feb 2022
- 8 months to break even
- 10 min from Cherry Hill Mall

King of Prussia, PA
- Opened May 2023
- 7 providers practicing
- 5 Min from KOP Mall

Pearland, TX
- Opened June 2024
- 2 members joined before launch
- 20 min from Texas Medical Center, Houston

Featured in

MEDCOSHARE

Meet our Team



Ronak Vyas, MBA
CEO / CO-FOUNDER
Experienced healthcare real-estate broker & investor



Anthony Khan
COO / CO-FOUNDER
Healthcare program manager, commercial real-estate investor and asset manager



Amit Mundade
CO-FOUNDER
Engineer by training with a tremendous record of success in real estate investing



Gregory Goldmacher, MD
CO-FOUNDER
Physician, scientist, and biopharmaceutical executive



Prem Shah
DIRECTOR OF MCS SERVICES
Ex-consultant, project manager, product developer, team lead

- **Seasoned healthcare and real estate professionals**
- **Decades of experience in medicine, operations, strategy, and product development**
- **Dedicated to innovation, growth, and a shared vision of national leadership in healthcare**



Martin Muinz
Marketing Director



Sean Simms
SEO and Website Dev Specialist



Ash Addanki
Marketing and Design Specialist



Dylan Ritch
Regional Manager



Jessica Castner
Office Manager

MEDCOSHARE

Competition: No National Player

MedCoShare aims to be the first national player through a mix of lease deals and landlord partnerships, as there is no current national leader in healthcare co-working.

General Competitors

- Traditional leasing
- Informal space sharing among healthcare providers
- Leading coworking competitors

Similar Small Companies

1. Lina (NY & FL)
2. ShareMD (CA)
3. PRN Medical (PA)
4. Viva MedSuites (AZ)
5. Clinicube (NY)
6. Symbiosis (DC)
7. TexasMed Health (TX)
8. CareHub (TX)
9. Wellness Space (TX)
10. Parvus Medical Suites (TX)

Our Advantage

- MedCoShare is the only Philadelphia-area company with fresh modern facilities in desirable locations
- Unique combination of experts (real estate & healthcare) to be able to create a robust national presence
- Proof of concept in additional services development and execution
- National supplier relationship with preferred pricing
- Unique landlord partnership opportunities to help scale



MEDCOSHARE

3 Year Projections


$3MM
$2MM
$1MM
Revenue
$2,590,656
$1,619,160
$971,496
Q2 2025
Q2 2026
Q2 2027
Timeline

Please note: All company profits are directly reinvested to fund growth of new locations

	Year 1 (Q2 2025)	Year 2 (Q2 2026) *Series A	Year 3 (Q2 2027)
Rentable Rooms	90	150	240
Locations	6	10	16
Revenue			
MCS Services	$91,063	$151,771	$242,834
Rental Revenue	$874,653	$1,457,755	$2,332,408
Interest (Reserves)	$5,780	$9,633	$15,414
Total Revenue	$971,496	$1,619,160	$2,590,656
Total Expenses	$1,043,793	$1,409,120	$1,902,312
Net Operating Income	($72,296)	$210,040	$688,344

*Future projections are not guaranteed.

MEDCOSHARE

Why Invest





We meet a Market Need

MedCoShare meets a need that the current market in medical real-estate and healthcare services does not address

Proven Business Model

Great traction to date: Strong revenue growth, operational efficiency, each location profitable after 60% occupancy, proving the soundness of the business model

Early Adoption

The coworking industry is in an early-adopter phase, positioned for explosive growth, similar to the growth of urgent care clinics two decades ago

Passionate, Expert Team

The founding team has a combination of expertise, vision, and a successful track record of starting and growing businesses

MEDCOSHARE

Thank You

For more information on this investment opportunity, please contact:

Ronak Vyas, CEO
ronak@medcoshare.com
215-285-8679

Anthony Khan, COO
anthony@medcoshare.com
609-505-3379

www.medcoshare.com